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December 5, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Amendment No. 1 to the Registration Statement on Form F-1 Filed on October 18, 2023 (File No. 333-274042)

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 14, 2023 and the Staff’s oral comments in the call on November 13, 2023 on the Company’s amendment No.1 to registration statement on Form F-1 filed on October 18, 2023 (the “Amendment No.1”). Concurrently with the submission of this letter, the Company is filing amendment No.2 to Registration Statement (the “Amendment No.2”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2.

Prospectus Summary

Overview, page 1

1.	On September 13, 2023 we delivered oral comments to be addressed in your filing. Given that the comments were not adequately addressed, we are reissuing the comments. We will be issuing additional oral comments in our call on November 13, 2023. In your next amendment, please address all oral comments.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 1, 2, 30, 67, 76, 77, 96, 100, 101, 105, 111, 112, 114 and 121 in accordance with the Staff’s instructions.

2.

Please revise your discussion to remove all statements of safety and efficacy. Statements indicating or implying safety and/or efficacy are within the sole authority of the FDA or equivalent foreign regulator. Such statements include, but are not limited to the following:

●	The pooled study results of our phase III clinical trials on MCS-2 show that the primary endpoint has reached statistical significance and exhibited safety profile.

●	MCS-2 has a powerful antioxidant capacity and can reduce inflammatory cytokines. It takes effect by reducing oxidative stress and inflammation and has a dose responsive effect.

You may describe the objective results of your clinical trials, including the changes in IPSS scores experienced by participants in your trials, the p values of any statistical analyses performed and the lack of any serious adverse events. You may not indicate that the results indicate that your product candidate is effective and/or safe.

In response to the Staff’s comments, the Company has globally revised the statements of safety and efficacy in the Amendment No.2 in accordance with the Staff’s instructions.

3.	We note your response to our prior comment 2 stating that the active constituents in MCS- 2 are carotenoids. Please also identify the specific carotenoids.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 1, 76, 100 in accordance with the Staff’s instructions.

4.	We note your response to our prior comment 6 and your disclosure on page 98. Please also include more prominent disclosure in the Summary and Risk Factor sections conveying the challenges of developing a botanical drug and how rare it is to obtain FDA approval. Your disclosure should including the number of botanical drugs that have received FDA approval and when the most recent one was approved. Your risk factor should discuss the fact that quality control of botanical drugs is more complex due to the variability of botanical raw materials, ensuring such consistency presents a scientific and regulatory challenge for any company developing a botanical drug and any specific challenges you have encountered.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 3, 7, 13, 14, and 99 in accordance with the Staff’s instructions.

Risk Factors, page 10

5.	Include a risk factor discussing your going concern opinion, your outstanding debt and annual debt service obligations. To the extent that you intend to use proceeds from the offering to make debt service payments, please disclose this information here and in your Use of Proceeds section.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 30, 42, 43 and 67 in accordance with the Staff’s instructions.

We have been involving in legal proceedings..., page 28

6.	We note your response to our previous comment 5 specifically regarding your appeal to the court’s recent judgement in favor of the plaintiff ordering you to pay RMB12.0 million plus interest and expenses and your disclosure on page 82 stating that you would need additional resources to pay the settlement in the future. Please discuss how the company plans to pay the settlement if the judgement is not overturned. To the extent you would use proceeds from the offering to pay any settlements, please include disclosure to this effect and update your Use of Proceeds section.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 30, 42, 43 and 67 in accordance with the Staff’s instructions.

We rely on third parties to supply the drug raw materials for our developing and manufacturing activities..., page 48

7.	We note your statement that your drug raw materials are supplied by multi-source suppliers. Given that comparability is a critical issue for botanical drugs and you are performing additional tests related to assessing the comparability of API-1 and API-2, revise your disclosure to clarify that you performed your clinical trials of MCS-2 manufactured with API-1 and discuss the potential consequences if API-2 is determined to not be comparable.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on page 49 in accordance with the Staff’s instructions.

Use of Proceeds, page 66

8.	Clarify the stage of the development process you expect to achieve for each of your product candidates with the proceeds from this offering.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on page 67 in accordance with the Staff’s instructions.

General and Administrative Expenses, page 80

9.	We note your disclosure indicating that you expect costs to increase when you become a public company and your NDA “for new drug candidate, MCS-2, is approved by the US FDA.” It is not appropriate to assume or predicted that your product candidate will be approved. Please revise your disclosure accordingly. Similarly, revise page 82.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 81 and 83 in accordance with the Staff’s instructions.

Overall summary and conclusions, page 109

10.	Please delete the statement that the phase II clinical studies of MCS-2 indicated favorable data to support its efficacy in improving BPH/LUTS. This determination is in the sole authority of the FDA or equivalent foreign regulator. Please limit your disclosure to your objective observations.

In response to the Staff’s comments, the Company has deleted the statement in the Amendment No.2 on page 110 in accordance with the Staff’s instructions.

If you have any questions regarding the Amendment No.2, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge

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